EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	September 28, 2008	September 30, 2007
Earnings:

Income before income taxes	$363,571	$241,141

Add (deduct):

Interest on indebtedness	78,775	92,690
Portion of rents representative of the interest factor (a)	6,893	6,069
Amortization of debt expense	668	573
Amortization of capitalized interest	1,236	2,002
Adjustment to exclude minority interest and income from equity investee	(2,075)	(399)

Earnings as adjusted	$449,068	$342,076

Fixed Charges:

Interest on indebtedness	$78,775	$92,690
Portion of rents representative of the interest factor (a)	6,893	6,069
Amortization of debt expense	668	573
Capitalized interest	4,559	248

Total fixed charges	$90,895	$99,580

Ratio of earnings to fixed charges	4.94	3.44

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.